SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                              _______________

                              SCHEDULE 14D-1
                              AMENDMENT NO. 1
                           TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                   AND
                               SCHEDULE 13D
                              AMENDMENT NO. 1
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             _____________
                           REVCO D.S., INC.
                        (Name of Subject Company)
                            _____________

                          RITE AID CORPORATION
                     OCEAN ACQUISITION CORPORATION
                               (Bidders)
                            _____________

               COMMON STOCK, PAR VALUE, $.01 PER SHARE
                    (Title of Class of Securities)
                           _____________

                            761339 10 0
                  (CUSIP Number of Class of Securities)
                          ______________

                        FRANKLIN C. BROWN, ESQ.
             EXECUTIVE VICE PRESIDENT AND CHIEF LEGAL COUNSEL
                         RITE AID CORPORATION
                          30 HUNTER LANE
                   CAMP HILL, PENNSYLVANIA  17011
                     TELEPHONE: (717) 761-2633
        (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications on Behalf of Bidders)

                          With a Copy to:

                         NANCY A. LIEBERMAN, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                           919 THIRD AVENUE
                       NEW YORK, NEW YORK  10022
                      TELEPHONE:  (212) 735-3000
                          _______________


                Ocean Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Rite Aid Corporation, a Delaware corporation ("Parent"), hereby amend and supplement their Statement on Schedule 14D-1 (the "Schedule 14D-1"), filed with the Securities Exchange Commission (the "Commission") on December 4, 1995, with respect to the Purchaser's offer to purchase 35,144,833 shares of common stock, par value $.01 per share (the "Shares"), of Revco D.S., Inc., a Delaware corporation (the "Company"), at a price of $27.50 per Share, net to the seller in cash, (such price, or such higher price per Share as may be paid in the Offer, the "Offer Price") upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). This Amendment No.1 to the Schedule 14D-1 also constitutes Amendment No.1 to the Statement on Schedule 13D of the Purchaser and Parent. The item numbers and responses thereto below are in accordance with the requirements of
          Schedule 14D-1.

          ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

               (a)(9)    Text of Press Release, dated December 4,
                         1995, issued by Parent.

               (a)(10)   Form of Memorandum and Direction Form
                         Regarding 401(k) Savings Plan.


                                   SIGNATURES

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  December 5, 1995      RITE AID CORPORATION

                                        By:  /s/ Martin L. Grass
                                           -------------------------
                                           Name:  Martin L. Grass
                                           Title: Chairman of the Board and
                                                  Chief Executive Officer


                                        OCEAN ACQUISITION CORPORATION

                                        By: /s/ Martin L. Grass
                                           ----------------------------
                                           Name:  Martin L. Grass
                                           Title: President


                                  EXHIBIT INDEX

          EXHIBIT
          NUMBER               DESCRIPTION

          (a)(9)         Text of Press Release, dated December
                         4, 1995, issued by Parent.

          (a)(10) Form of Memorandum and Direction Form Regarding 401(k) Savings Plan.